Exhibit 99.1

Icon Reports 35% Increase in Revenue and 45% Increase in Operating Income

Highlights – Third Quarter Fiscal 2008

  Net revenues increased 35%, to $225.5 million
  Income from operations increased by 45%, to $27.1 million
  Operating margin increased to 12% from 11.2%
  Diluted earnings per share increased by 46% to 35 cents
  Net new business wins were $350 million, a book-to-bill of 1.6x

DUBLIN, Ireland--(BUSINESS WIRE)--October 21, 2008--ICON (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for its third quarter ended September 30, 2008.

Net revenues for the quarter were $225.5 million, representing a 35.1% increase over net revenues of $166.9 million for the comparative quarter last year. Year-to-date, net revenues were $645.2 million, representing a 43.4% increase over the same period last year.

Income from operations was $27.1 million, compared to $18.7 million for the same quarter last year. Operating margin increased to 12.0% from 11.2%. Net income was $21.4 million or 35 cents per share on a diluted basis, compared with $14.5 million or 24 cents per share last year.

Year-to-date income from operations was $73.0 million, compared to $49.5 million last year representing an operating margin increase to 11.3% from 11.0%. Net income was $57.1 million or 93 cents per share, compared with $40.1 million or 67 cents last year.

Days sales outstanding were 54 days at September 30, 2008, compared to 66 days at December 31, 2007.

For the quarter ended September 30, 2008, cash provided by operating activities was $58 million and capital expenditure was $18.1 million. As a result, the company’s net cash amounted to $55.6 million at September 30, 2008, compared to net cash of $6.9 million at June 30, 2008.

"We are pleased with our continued strong progress" said Chairman, Dr. John Climax, " Revenues and operating profits for the first nine months of 2008, at $645 million and $73 million respectively, already exceed those achieved in all of 2007. Year-to-date new business bookings, at over $1bn, have also surpassed those of the full year 2007 "

Commenting on the quarter, CEO Peter Gray said " With revenues for the quarter up 35%, margins up to 12%, EPS up 46%, and strong operating cash generation, we are very satisfied with our performance in the quarter. ICON's strategy of listening to its customers and delivering the services they need, where and when they need them, continues to be validated. With net new business awarded in the quarter of $350 million and our backlog now at over $1.74 billion, we are confident in the outlook for the remainder of 2008 and view 2009 with optimism"

The company will hold its third quarter conference call today, October 21, 2008 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently,operates from 71 locations in 38 countries and has approximately 6,600 employees. Further information is available at www.iconplc.com.

ICON plc

Consolidated Income Statements (Unaudited)

Three and Nine Months ended September 30, 2008 and September 30, 2007
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Gross Revenue	313,637	231,819	914,082	625,942

Subcontractor costs	88,126	64,903	268,927	175,890

Net Revenue	225,511	166,916	645,155	450,052

Costs and expenses
Direct costs	127,948	91,675	364,113	254,107
Selling, general and administrative	62,494	51,518	187,328	132,864
Depreciation and amortization	7,937	5,020	20,676	13,626

Total costs and expenses	198,379	148,213	572,117	400,597

Income from operations	27,132	18,703	73,038	49,455

Interest (expense) income	(224)	16	(743)	2,079

Income before provision for income taxes	26,908	18,719	72,295	51,534

Provision for income taxes	5,355	4,158	14,493	11,344
Minority interest	173	60	707	108

Net income	21,380	14,501	57,095	40,082

Net income per ordinary share
Basic	$0.37	$0.25	$0.98	$0.70

Diluted	$0.35	$0.24	$0.93	$0.67

Weighted average number of ordinary shares
Basic	58,451,960	57,521,452	58,156,869	57,339,596

Diluted	61,847,265	59,652,914	61,357,893	59,429,170

ICON plc

Summary Balance Sheet Data

September 30, 2008 and December 31, 2007
(Dollars, in thousands)

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Cash and short-term investments	135,154	118,633
Debt	(79,547)	(94,829)
Net cash	55,607	23,804

Accounts receivable	179,553	129,865
Unbilled revenue	138,864	144,661
Payments on account	(129,030)	(96,553)
Total	189,387	177,973

Working Capital	204,755	193,271

Total Assets	808,656	693,138

Shareholder's Equity	452,077	388,400

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	both at ICON.

	http://www.iconplc.com

CONTACT:
ICON plc
Investor Relations 1-888-381-7923
or
Ciaran Murray, CFO
+353 –1-291-2000